SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SAPIENS ANNOUNCES Q3 2008 RESULTS WITH NET INCOME FOR
THE FIRST TIME AFTER SEVERAL YEARS OF NET LOSSES

■  Net Income of $803,000 or $0.04 per share (on Non-GAAP basis)
■  Passing the$1 million milestone in operating profit (on Non-GAAP basis)

Cary, N.C. – November 19, 2008 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its results of operations for the third quarter ending September 30, 2008.

Highlights for Q3 2008

—	Revenue for the third quarter of 2008 reached $11 million, an increase of 5% compared to $10.5 million in the third quarter of 2007.

—	This is the eighth consecutive quarter of operating profit, which amounted, in the third quarter of 2008, to $709,000, a significant increase of 283% compared to $185,000 in the third quarter of 2007.

—	First time reporting net income of $375,000 after several years of losses.

—	Strong cash position with total cash and cash equivalents of $11.9 million and Shareholders’ equity of $22 million.

—	Cash flow from operations for the third quarter of 2008 is approximately $2 million.

—	Increase in pipe line from the insurance sector and renewing agreements with existing customers.

Non-GAAP

—	Operating profit of $1,137,000, passing the $1 million milestone and a 155% improvement compared to the third quarter of 2007.

—	Net income of $803,000, a significant improvement compared to a loss of $28,000 in the third quarter of 2007.

U.S. GAAP

—	Operating profit of $709,000, a 283% increase compared to the third quarter of 2007.

—	Net income of $375,000, compared to a net loss of $288,000 in the third quarter of 2007.

Roni Al-Dor, President and CEO, commented “I am pleased to report on another strong quarter, in which we achieved on-track growth in our revenues, operating profit, and first time net income after several years of losses.

The efficiency measures we implemented in the company and the constant focus on improving our products and offering are coming to fruition resulting in net income of $803,000 on a Non-GAAP basis for the third quarter after several years of losses. In the last eight quarters, we showed constant improvement in our operational profit, which this quarter reached, on a Non-GAAP basis, a record of over $1 million.

In the third quarter, we generated $2 million in cash from operations thereby improving our financial position. Despite the general market climate, we are competing in several major promising opportunities in Israel, USA, UK and Japan which we expect will become signed agreements in the near future. In addition, we see an increased interest in our insurance product line, namely, the Insight for Life and Pension, Insight for Policy and Claims and Insight for Re-Insurance. These achievements reinforce our strategy direction and the improved performance which will allow us to continue the growth momentum.

We have expanded our strategic avenues and are well positioned to pursue options for organic and/or inorganic growth. At the same time, while we are pleased with our financial momentum and remain optimistic regarding the future, we continue to closely monitor the economic climate and to consider ways to address the specific needs of our partners and customers.”

Reconciliation between U.S. GAAP and Non-GAAP results is summarized in the following table. For a complete reconciliation, please refer to the tables at the end of this release.

U.S. Dollars in thousands, except per share amounts

	For the three months ended		For the nine months ended
	09/30/2008	09/30/2007	09/30/2008	09/30/2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

U.S GAAP basis

Revenues	11,024	10,532	32,527	32,219

Operating profit	709	185	1,711	496

Net income (loss)	375	(288)	(1,351)	(1,408)

Basic earning (loss) per share	0.02	(0.01)	(0.06)	(0.08)

Diluted earning (loss) per share	0.02	(0.01)	(0.06)	(0.08)

Non-GAAP basis

Revenues	11,024	10,532	32,527	32,219

Operating profit	1,137	445	2,348	386

Net income (loss)	803	(28)	(714)	(1,518)

Basic earning (loss) per share	0.04	(0.00)	(0.03)	(0.09)

Diluted earning (loss) per share	0.04	(0.00)	(0.03)	(0.09)

U.S. GAAP results include amortization of capitalized software developments, capitalization of software development costs, and stock-based compensation expenses.

Comment Regarding Non-GAAP
Sapiens’ management believes that the presentation of non-GAAP measures can enhance the understanding of the company’s ongoing economic performance, and provides useful information to investors regarding financial and business trends relating to the company’s financial condition and results of operations. Sapiens therefore uses internally the non-GAAP information to evaluate and manage the Company’s operations.

This non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Sapiens believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Sapiens’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Sapiens’ results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of GAAP to Non-GAAP Results at the end of this release.

FOR ADDITIONAL INFORMATION:
Roni Giladi	Roni Al-Dor
Chief Financial Officer	Chief Executive Officer
Sapiens International	Sapiens International
Tel: +972-8-938-2721	Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com	E-mail: IR.Sapiens@sapiens.com

About Sapiens International
Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens’ clients include AXA, ING, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Santam and Texas Farm Bureau among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	9/30/2008	12/31/2007
	(Unaudited)	(Audited)

Assets

Cash and cash equivalents	$11,891	$13,125
Trade receivables, net	7,845	7,549
Other current assets	2,963	1,881

Total current assets	22,699	22,555

Property and equipment, net	1,160	1,219
Other assets, net	29,410	28,758

Total assets	$53,269	$52,532

Liabilities and shareholders' equity

Short-term bank credit and current maturities
of long-term debt and convertible debentures	$5,379	$9,456
Trade payables	1,681	1,088
Other liabilities and accrued expenses	10,340	8,375
Deferred revenue	6,271	4,203

Total current liabilities	23,671	23,122

Long-term debt and other long-term liabilities	1,574	1,132
Convertible debentures and warrants	5,855	6,428
Shareholders' equity	22,169	21,850

Total liabilities and shareholders' equity	$53,269	$52,532

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the nine months ended
	09/30/2008	09/30/2007	09/30/2008	09/30/2007
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$11,024	$10,532	$32,527	$32,219

Cost of revenues	$6,649	$6,573	$19,447	$20,498

Gross Profit	4,375	3,959	13,080	11,721

Operating expenses
Research and development, net	$885	$703	$2,532	$1,679
Selling, marketing, general and administrative	$2,781	$3,071	$8,837	$9,546

Operating Profit	709	185	1,711	496

Financial expenses, net	$299	$515	$2,484	$1,631
Other expenses (income), net (a)	$35	$(42)	$578	$273

Net Income (Loss)	$375	$(288)	$(1,351)	$(1,408)

Earning (loss) per share
Basic	$0.02	$(0.01)	$(0.06)	$(0.08)

Diluted	$0.02	$(0.01)	$(0.06)	$(0.08)

Weighted average number of shares used to computation
of earning (loss) per share
Basic	21,541	20,853	21,541	17,095

Diluted	21,545	20,853	21,541	17,095

Note a: Includes taxes, equity losses, minority interest and capital losses due to repurchase of debentures.

SAPIENS INTERNATIONAL CORPORATION N.V.
Reconciliation of GAAP to Non-GAAP results
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the nine months ended
	09/30/2008	09/30/2007	09/30/2008	09/30/2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP operating profit	709	185	1,711	496
Amortization of intangibles	1,233	1,059	3,235	3,127
Capitalization of software development costs	(855)	(849)	(2,713)	(3,324)
Stock-based compensation	50	50	115	87

Total adjustments to GAAP	428	260	637	(110)

Non-GAAP operating profit	1,137	445	2,348	386

GAAP net income (loss)	375	(288)	(1,351)	(1,408)
Total adjustments to GAAP as above	428	260	637	(110)

Non-GAAP net income (loss)	803	(28)	(714)	(1,518)

Non-GAAP basic earnings (loss) per share	0.04	(0.00)	(0.03)	(0.09)

Non-GAAP diluted earnings (loss) per share	0.04	(0.00)	(0.03)	(0.09)

Weighted average number of ordinary shares used in
computing basic net earnings (loss) per ordinary share	21,541	20,853	21,541	17,095

Weighted average number of ordinary shares used in
computing diluted net earnings (loss) per ordinary share	21,545	20,853	21,541	17,095

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2008	Sapiens International Corporation N.V. (Registrant) By: /s/ Roni Giladi —————————————— Roni Giladi Chief Financial Officer